06015851

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

28th July, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th July 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 27th July 2006, announcing that, following the decision of the European Court of First Instance to annul the European Commission's authorisation of the SonyBMG joint venture, the Company has decided not to pursue a combination with Warner Music Group Corp. for the time being;

(b) an announcement, dated 27th July 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 25th July 2006, held 84,313,249 shares, being 10.63% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd;

(c) an announcement, dated 27th July 2006, confirming that Barclays PLC has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 24th July 2006, held 40,170,432 shares, being 5.065% of the shares in issue;

(d) an announcement, dated 28th July 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 27th July 2006, held 78,883,987 shares, being 9.95% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,

(e) an announcement, dated 28th July 2006, reporting, inter alia, the release of performance share awards under the EMI Group Executive Share Incentive Plan (ESIP) to Eric Nicoli and Roger Faxon, Executive Directors of the Company, and, following the non-achievement of a performance criterion, the lapsing of share options granted to Eric Nicoli and Roger Faxon under the ESIP on 14th July 2003.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/63

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, OR INTO, AUSTRALIA, CANADA OR JAPAN

27 July 2006

EMI Group plc

The Board of EMI Group plc (EMI) provides an update on its position regarding its proposal to acquire Warner Music Group Corp. (Warner Music) following the decision of the European Court of First Instance to annul the European Commission's authorisation of the SonyBMG joint venture.

As previously announced, since 1 May 2006, EMI has made two proposals to acquire Warner Music and Warner Music has made two alternative proposals to acquire EMI. When the Board of EMI put forward its proposals to acquire Warner Music it believed, and continues to believe, that there are good arguments for regulatory approval of a combination.

EMI's most recent proposal, dated 23 June 2006, was to acquire all of the outstanding shares of Warner Music for US$31 per share in cash. Whilst the Board of EMI believed that an offer at this level represented full and fair value for Warner Music, the Board of Warner Music rejected it.

Against this background, the Board of EMI has decided not to pursue a combination with Warner Music for the time being. The Board will review this position in the light of future developments.

EMI's focus remains on driving its recorded music and music publishing businesses forward. EMI remains confident that the global music industry has excellent long-term prospects driven by the rapidly expanding demand for digital music. EMI is enjoying impressive creative momentum and has exciting release schedules for both divisions for the financial year. It is generating very high growth in digital sales and is on track to deliver the expected cost savings from its latest restructuring plan. EMI believes that it will, in this financial year, again deliver a strong operating performance, achieve its financial objectives and make good progress.

Enquiries

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959

The Directors of EMI accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

VIA PR NEWSWIRE DISCLOSE

ER 06/64

Company Announcements Office,
London Stock Exchange.

27th July, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 25th July 2006 and received after the close of business on 26th July 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 25th July 2006, had an interest in 84,313,249 shares, being 10.63% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/65

Company Announcements Office,
London Stock Exchange.

27th July, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 25th July 2006 and received on 27th July 2006, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 24th July 2006, had an interest in 40,170,432 shares, being 5.065% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/66

Company Announcements Office,
London Stock Exchange.

28th July, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated and received by fax after the close of business on 27th July 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 27th July 2006, had an interest in 78,883,987 shares, being 9.95% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/67

Company Announcements Office,
London Stock Exchange.

28th July, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

As required by Disclosure Rule 3.1.4, we advise that:

(a) EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 28th July 2006 (received by fax) that it awarded on 28th July 2006 to ten employees and two ex-employees, at no consideration, in respect of performance share awards made on 14th July 2003 under the EMI Group Executive Share Incentive Plan ("the ESIP") a total of 1,824,200 EMI Group plc Ordinary Shares of 14p each. The release of these awards follows the achievement, in full, of a performance criterion based on the Company's Total Shareholder Return compared to FTSE 250 companies, excluding investment trusts, over a fixed three-year period. To fulfil these awards, 1,824,200 shares have been allotted today to the EBT. Of this total, 515,294 and 375,255 shares, respectively, were released to Mr Eric Luciano Nicoli and Mr Roger Conant Faxon, Executive Directors of the Company.

(b) In its letter, the Trustee of the EBT stated that it had withheld a total of 710,829 shares in respect of the tax liabilities arising from the awards. Of this total, 211,271 and 141,846 shares relate to the tax liabilities of Mr Nicoli and Mr Faxon, respectively.

(c) Following these transactions, the interests of Mr Nicoli and Mr Faxon in up to 515,294 and 375,255 shares, respectively, arising from the ESIP were replaced by a beneficial interest in 304,023 and 233,409 shares, respectively.

As a result of the above, the number of shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT has increased to 2,266,756, all being held in the name of Barfield Nominees Ltd, Account No. 6497.

(d) Following the release of the Company's audited results for the year ended 31st March 2006 and the non-achievement of a performance criterion based on the Company's Earnings Per Share over a fixed three-year period ending on 31st March 2006, share options granted under the ESIP on 14th July 2003, at an exercise price of 119.25p per share, have lapsed in respect of the following Executive Directors:

(i) E. L. Nicoli – 1,030,589 shares; and,
(ii) R. C. Faxon – 750,511 shares.